August 31, 2012

VIA EDGAR

Cindy J. Rose

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Utility and Corporate Bond Trust Inc.
Certified Shareholder Report on Form N-CSR for year ended December 31, 2011
File No. 811-7358

Dear Ms. Rose:

On behalf of the above-captioned registrant (the “Fund”), I am responding to your question about the above-captioned shareholder report (the “Report”). You asked whether the use of the caption “Dividends and Distributions on Common Stock from and in excess of net investment income” on pages 8 and 10 of the Report implies that a portion of the Fund’s distributions included a return of capital.

As we discussed on the telephone, the Fund did not distribute any return of capital to its shareholders for the fiscal year ended December 31, 2011. The Fund’s 2011 distributions were derived 100% from net investment income. If in the future the Fund ever were to return capital to its shareholders, those distributions would be appropriately disclosed as such in its financial statements.

The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the above response to me at (312) 917-6529.

Very truly yours,

Alan M. Meder

Treasurer and Principal Financial and Accounting Officer

Duff & Phelps Utility and Corporate Bond Trust Inc.

200 South Wacker Drive • Suite 500 • Chicago IL 60606 • Phone (312) 263-2610 • Fax (312) 876-1028